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                                                                   Exhibit 9a(9)

                                      Donald E. Lepone (978) 283-4611, ext. 1257
                                      President and Chief Executive Officer

NUTRAMAX REPORTS ESTIMATED FOURTH FISCAL QUARTER AND YEAR END 1997 SALES AND EARNINGS; UNANTICIPATED QUARTERLY LOSS REFLECTS START-UP PROBLEMS; COMPANY TO COMMENCE SELF TENDER OF ITS SHARES

GLOUCESTER, MASSACHUSETTS -- October 14, 1997 -- NUTRAMAX PRODUCTS, INC. (Nasdaq: NMPC), a leading manufacturer and marketer of private label health and personal care products, today reported estimated sales and earnings for its fourth fiscal quarter and fiscal year 1997.

    Net sales for the thirteen weeks ended September 27, 1997, are estimated to be $23,914,000, compared with sales of $22,436,000, reported for the same period of a year ago. Net loss for the quarter is estimated to be between $933,000, and $1,032,000 or $.19 to $.21 per share based on 4,914,000 weighted average shares outstanding. This compares to fourth quarter 1996 net income of $1,712,000 or $.20 per share based on 8,560,000 weighted average shares outstanding.

    For the fiscal year ended September 27, 1997, sales are estimated to be $94,134,000, compared to $80,479,000 for fiscal 1996. Net income for the year is estimated to be between $2,274,000 or $.39 per share and $2,373,000 or $.41 per share on 5,976,000 weighted average shares outstanding.
This compares to $5,683,000 or $.67 per share based on 8,531,000 average weighted shares outstanding for fiscal 1996.

    NutraMax intends promptly to commence a modified Dutch auction tender for a portion of its shares at a range of prices to be determined. Financing for this tender will come from Bernard J. Korman, Chairman of the Board, Donald
E. Lepone, President and Chief Executive Officer and Cape Ann Investors,
L.L.C., the company's largest shareholder. Korman, Lepone and Cape Ann will buy in aggregate, from the company through a private placement a number of shares equal to those repurchased in the tender, at the same price the company pays.

    Mr. Lepone said, "We are deeply disappointed to report the earnings shortfall for this period. However, both the production and distribution issues which created the earnings problem have been addressed, and we expect operations to run smoothly as we go forward. We are excited about the strength of customer orders and the prospects for our business. NutraMax has every expectation of

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continued earnings growth in fiscal year 1998."

    "NutraMax remains optimistic about its recent acquisition of the American White Cross First Aid business. Integration of this new product line and manufacturing capability is proceeding on schedule," Lepone said.

    "The self-tender is being undertaken to provide added market liquidity for investors who wish to sell, as well as a palpable statement of support and confidence by the company's management and its largest shareholder that the operating problems we endured this summer are now behind us," he added.

    Start-up problems during the June through September, 1997 period, had a negative impact on production and distribution and, resulted in the unanticipated fourth quarter loss. These problems delayed completion of a major capital expansion program in the company's largest division which manufactures cough and cold products. New production capacity, centered on a new continuous cooking line used in the manufacture of cough drops, became operational later than planned. The delay in final installation and operation of the new equipment coupled with unusually strong demand for cough drops, in turn resulted in delayed shipments of complete orders to many of the Company's customers. These developments, taken together, resulted in delayed shipments, under-absorbed labor and overhead and over-crowding in the company's primary distribution facility. As the company worked with customers to ship against firm orders, excess freight costs were incurred, in addition to unabsorbed manufacturing costs in unrelated product lines which were temporarily limited in production to relieve mounting pressure on the distribution facility.

    Nearly $4.6 million of incremental unshipped orders had accumulated by the end of the quarter.

    The company's new equipment is now in operation, and shipments against back orders are progressing. As the company's order receipts remain strong, the backorder position continues to be large, and the company will continue to incur incremental freight and other expenses as it works to meet customer demand.
This incremental cost will have some effect on first quarter margins as well, although the company anticipates a profitable quarter and fiscal 1998.

    In order to provide additional warehousing capacity and improved distribution efficiencies, the company's new 80,000 square foot distribution center located in Gloucester, MA is scheduled to begin operation in the December-January time period.

    The fourth quarter results have required waivers and amendments of covenants in the company's bank loan agreement, and the self tender requires consents from the company's senior and subordinated lenders. The lenders have informed the company that they will provide such waivers, amendments and consents.

    NutraMax is a leading private label health and personal care products company and the number one manufacturer and marketer of private label Disposable Douches, ready-to-use Enemas, Pediatric Electrolyte Oral Maintenance Solutions, Disposable Baby Bottles, Cough Drops and Throat Lozenges. The Company also markets a broad line of Contact Lens Care Products, OTC and generic prescription Ophthalmics, Clotrimazole-based Yeast Infection Medications, Toothbrushes, Dental Floss, Liquid Adult Nutritional

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Products, and Adhesive Bandages, Medical Tapes, First Aid Kits and various First
Aid Products for the hospital and industrial safety markets. NutraMax products are sold by supermarkets, drug chains and mass merchandisers under both store brand names and control brands, including Powers, Optopics, Sweet 'n Fresh(R), Pure & Gentle, Fresh' n Easy, Pro Dental, American White Cross and NutraMax..

    Some of the information presented in this release constitutes forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although the Company believes its expectations are based on reasonable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results will not differ materially from its expectations. Factors which could cause actual results to differ from expectations include the integration of the newly acquired American White Cross First Aid business, the ability of the company to ship its increased order backlog, the timing of new product introductions by the Company, the timing of orders received from customers, the gain or loss of significant customers, changes in the mix of products sold, competition from other private label manufacturers, seasonal changes in the demand for the Company's products, increases in the cost of raw materials, production and distribution delays and changes in the retail market for health and beauty aids in general. For additional information concerning these and other important factors which may cause the Company's actual results to differ materially from expectations and underlying assumptions, please refer to the reports filed by the Company with the Securities and Exchange Commission.